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SEC Mail Processing Section

OCT 30 2008

Washington, DC
106

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-47871 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 09/01/07 (MM/DD/YY) AND ENDING 08/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FirstEnergy Capital (USA) Corp.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100, 311 - 6th Avenue SW
(No. and Street)

Calgary (City) Alberta, Canada (State) T2P 3H2 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chandra A. Henry 403-262-0623
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

3100, 111 - 5th Avenue SW (Address) Calgary (City), Alberta, Canada (State) T2P 5L3 (Zip Code)

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 17 2008
THOMSON REUTERS

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Chandra A. Henry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Energy Capital (USA) Corp., as of August 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

nil

Signature

Chief Financial Officer

Title

Notary Public Ruby Wallis

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FirstEnergy Capital (USA) Corp.

**Statement of Financial Position**
**August 31, 2008**

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
**Chartered Accountants**
111 5 Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 403 509 7500
Facsimile +1 403 781 1825

October 17, 2008

## Report of Independent Auditors

**To the Board of Directors and Shareholder of**
**FirstEnergy Capital (USA) Corp.**

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of **FirstEnergy Capital (USA) Corp.** as at August 31, 2008 in conformity with United States generally accepted accounting principles. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform an audit to obtain reasonable assurance whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation.

We believe that our audit provides a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

**Chartered Accountants**

OCI . . 2008

# FirstEnergy Capital (USA) Corp.
## Statement of Financial Position
## August 31, 2008
## US Dollars

| | 2008 $ | 2007 $ |
|---|---|---|
| **Assets** | | |
| Cash | 407,530 | 358,761 |
| Investment in Canadian government T-bill, at market | 1,344,299 | 1,283,977 |
| Receivable from customers | 69,551 | 1,610,142 |
| Receivable from broker dealers | 411,601 | 4,440,496 |
| | 2,232,981 | 7,693,376 |
| **Liabilities** | | |
| Payable to customers | 411,601 | 4,440,496 |
| Payable to broker dealers | 69,551 | 1,610,142 |
| Due to parent (note 3) | 204,657 | 145,370 |
| Subordinated loan from parent (notes 3 and 4) | 788,000 | 764,000 |
| | 1,473,809 | 6,960,008 |
| **Shareholders' Equity** | | |
| Contributed surplus | 408,066 | 408,066 |
| Share capital (note 5) | 157,500 | 157,500 |
| Retained earnings | 193,606 | 167,802 |
| | 759,172 | 733,368 |
| | 2,232,981 | 7,693,376 |

**Statement of Financial Position**

The Statement of Financial Position of FirstEnergy Capital (USA) Corp. is available for examination at its head office at 1100, 311 - 6th Avenue S.W., Calgary, Alberta, Canada and at the Pacific Regional Office of the Securities and Exchange Commission in Los Angeles, California.

The accompanying notes are an integral part of this Statement of Financial Position.

# FirstEnergy Capital (USA) Corp.
## Notes to Statement of Financial Position
## August 31, 2008
## US Dollars

### 1. Organization

FirstEnergy Capital (USA) Corp. (the "Company") is a wholly-owned subsidiary of FirstEnergy Capital Corp., a broker-dealer operating in Canada. It is registered with the Securities and Exchange Commission as a broker-dealer in the United States, pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company is registered with the Financial Industry Regulatory Association ("FINRA"). The Company's principal business is securities brokerage and trading in Canadian equity securities with institutional investors in the United States.

### 2. Basis of presentation and Significant Accounting Policies

The accompanying financial statements are prepared in accordance with the US generally accepted accounting principles.

**Securities Transactions**

Transactions executed as agents for customers are not reflected in the statement of financial position unless the transaction fails to settle on the contracted settlement date. Commission income and related expenses for executing securities transactions are recorded on a trade date basis.

Marketable securities are valued at market value.

**Use of estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### 3. Related Party

Under an agreement dated August 1, 2006, which amends agreements dated February 23, 2004 and October 11, 1995, FirstEnergy Capital Corp. provides securities trading, clearing and settlement and other administrative services to the Company and charges for these on a monthly basis. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties. The subordinated loan of $788,000 is owed to FirstEnergy Capital Corp.

# FirstEnergy Capital (USA) Corp.
## Notes to Statement of Financial Position
## August 31, 2008
## US Dollars

### 4. Subordinated Loan

The subordinated loan of $788,000 is unsecured and bears interest at $2,000 per month. It may only be repaid with the approval of FINRA, subject to the adequacy of the net capital of the Company, in any case not before October 31, 2010. As a result of the effective interest rate on the subordinated loan approximating current market rates, the carrying value of the subordinated loan is considered to approximate fair value.

### 5. Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

The issued share capital of the Company consists of 178,125 fully paid Common shares.

### 6. Net Capital

At August 31, 2008, the Company had net capital of $1,546,980, pursuant to SEC Rule 15c3-1. Its minimum capital requirement was $250,000, leaving excess net capital of $1,296,980.

### 7. Financial Instruments with Off Balance Sheet Risk and Concentration of Credit Risk

The Company's transactions are collateralized and executed primarily on behalf of financial institutions including banks, other brokers and dealers, commercial insurance companies, pension plans and investment companies. If either a customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the non-performing party and, in such circumstances, the Company may sustain a loss. The Company does not anticipate nonperformance by customers and counterparties. The Company monitors clearance and settlement of all customer transactions on a daily basis and has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

END